UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Gener8 Maritime, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

Y26889108

(CUSIP Number)

Eric Ross

Senior Managing Director and Chief Compliance Officer

Avenue Capital Group

399 Park Avenue, 6th Floor

New York, NY 10022

(212) 878-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 22, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y26889108		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avenue Capital Management II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,814,326

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,814,326

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,814,326

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.6%

14.	Type of Reporting Person (See Instructions) IA/PN

* See disclosure in Item 5 of this Schedule 13D

CUSIP No. Y26889108		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avenue Capital Management II GenPar, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,814,326

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,814,326

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,814,326

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.6%

14.	Type of Reporting Person (See Instructions) HC

* See disclosure in Item 5 of this Schedule 13D

CUSIP No. Y26889108		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Marc Lasry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,712,814

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,712,814

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,712,814

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.9%

14.	Type of Reporting Person (See Instructions) IN, HC

* See disclosure in Item 5 of this Schedule 13D

CUSIP No. Y26889108	13D

Item 1.	Security and Issuer.

This Amendment No.1 (this “Amendment”) to Schedule 13D relates to shares of common stock (the “Shares”) of Gener8 Maritime, Inc., a Marshall Islands corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 299 Park Avenue, Second Floor, New York, New York 10171.

Item 5.	Interest in Securities of the Issuer.

The disclosure in Item 5(a) is hereby amended and restated as follows:

(a) The aggregate number of Shares to which this Schedule 13D relates is 5,712,814.  Such aggregate number of Shares represents 6.9% of the common stock of the Issuer.  The percentage reported in this Schedule 13D/A is calculated based upon 83,267,426 Shares reported to be outstanding as of March 9, 2018 in the Form 10-K filed by the Issuer with the Securities and Exchange Commission March 15, 2018.

The disclosure in Item 5(b) is hereby amended and restated as follows:

(b) Marc Lasry shares the power to vote or to direct the vote and share the power to dispose or to direct the disposition of 5,712,814 Shares held by certain private funds managed by Avenue Capital Management and Avenue Europe International Management, L.P., a Delaware limited partnership (“Avenue Europe International”).  Avenue Capital Management II GenPar, LLC, a Delaware limited liability company, is the general partner of Avenue Capital Management.  Avenue Europe International Management GenPar, LLC, a Delaware limited liability company, is the general partner of Avenue Europe International.  The principal business address of Avenue Europe International and Avenue Europe International Management GenPar, LLC is 399 Park Avenue, 6th Floor, New York, NY 10022.  During the last five years, neither Avenue Europe International or Avenue Europe International Management GenPar, LLC have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Avenue Europe International or Avenue Europe International Management GenPar, LLC have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws.

CUSIP No. Y26889108	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2018

AVENUE CAPITAL MANAGEMENT II, L.P.

By: Avenue Capital Management II GenPar, LLC, its general partner

By:	/s/ Eric Ross as attorney-in-fact
Name:	Marc Lasry
Title:	Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By:	/s/ Eric Ross as attorney-in-fact
Name:	Marc Lasry
Title:	Managing Member

MARC LASRY

By:	/s/ Eric Ross as attorney-in-fact

CUSIP No. Y26889108	13D

Exhibit Index

Exhibit 99.5                              Joint Filing Agreement by and among the Reporting Persons dated March 23, 2018.